EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Camtek Ltd.

We consent to the use of our report dated June 7, 2010, with respect to the consolidated balance sheets of Camtek Ltd as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, incorporated herein by reference.

Our report refers to the adoption by Camtek Ltd. of FASB Statement No. 141R, Business Combinations, included in ASC Topic 805 Business Combinations, related to business combinations and non controlling interests, as of January 1 2009.

/s/ Somekh Chaikin
Somekh Chaikin
A member firm of KPMG International
Tel Aviv, Israel
July 19 2010